[LOGO OMITTED]

PHONE:       (215)569-5530
FAX:         (215)832-5530
EMAIL:       STOKES@BLANKROME.COM


                                                   February 10, 2012


BY EDGAR
--------

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Cornerstone  Total  Return  Fund, Inc., File #811-02363
          Preliminary Proxy Statement on Schedule 14A
          -------------------------------------------

Gentlemen:

     On behalf of our client, Cornerstone Total Return Fund, Inc., transmitted herewith is a copy of the Preliminary Proxy Statement on Schedule 14A for filing.

     No filing fee is payable for this Proxy Statement.

     Please  telephone  the undersigned at (215) 569-5530 or Thomas R. Westle at
(212) 885-5239 with any questions or comments you may have, or for any further information you may desire.

                                                   Very truly yours,

                                                   /s/ Mary Stokes
                                                   ---------------
                                                   Mary Stokes

MKS:dc
Enclosure

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